UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: February 19, 2026

UBS Group AG

(Registrant’s Name)

Bahnhofstrasse 45, 8001 Zurich, Switzerland

(Address of principal executive offices)

Commission File Number: 1-36764

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, 8001 Zurich, Switzerland

Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)

Commission File Number: 1-15060

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

UBS Group AG commenced today an offer to rescind the previous purchases (the “UBS Group Rescission Offer”) by certain purchasers who acquired certain debt securities of UBS Group AG (the “UBS Group Subject Securities”) during the period from May 1, 2022 to the date hereof (i) on or after June 12, 2023 (the “Merger Date”) from UBS Group AG or an affiliate of UBS Group AG or (ii) before the Merger Date, from Credit Suisse Group AG (“CSG”) or an affiliate of CSG at such time. The UBS Group Subject Securities were originally issued by an affiliate of CSG pursuant to a registration statement under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Affiliates of CSG made a market in the UBS Group Subject Securities, including by conducting secondary resales of the UBS Group Subject Securities to unaffiliated investors (the “UBS Group Market-Making Transactions”), without an effective registration statement under the Securities Act. On the Merger Date, upon the merger of CSG with UBS Group AG (the “Merger”), UBS Group AG was substituted as issuer with respect to the then outstanding UBS Group Subject Securities, and affiliates of UBS Group AG continued the UBS Group Market-Making Transactions without an effective registration statement under the Securities Act. As such, certain offers and sales of the UBS Group Subject Securities were not made in full compliance with the Securities Act, giving rise to rights of rescission for certain purchasers of the UBS Group Subject Securities in an applicable transaction. As a result, UBS Group AG has elected to make the UBS Group Rescission Offer to those purchasers.

In addition, UBS Group AG, UBS AG and UBS Americas Inc. commenced today an offer to rescind the previous purchases (the “UBS Americas Rescission Offer” and together with the UBS Group Rescission Offer, the “Rescission Offers”) by certain purchasers who acquired certain debt securities of UBS Americas Inc. and the guarantees thereof by UBS Group AG and UBS AG (the “UBS Americas Subject Securities”) during the period from October 1, 2023 to the date hereof from UBS Group AG or an affiliate of UBS Group AG. The UBS Americas Subject Securities were originally issued by an affiliate of CSG pursuant to a registration statement under Section 5 of Securities Act. Following the Merger, affiliates of UBS Group AG made a market in the UBS Americas Subject Securities, including by conducting secondary resales of the UBS Americas Subject Securities to unaffiliated investors (the “UBS Americas Market-Making Transactions”). The UBS Americas Market-Making Transactions were made pursuant to an effective registration statement under Section 5 of the Securities Act until October 2023, when UBS Group AG determined to cease using such registration statement. Certain affiliates of UBS Group AG continued to conduct UBS Americas Market-Making Transactions without an effective registration statement under the Securities Act. As such, certain offers and sales of the UBS Americas Subject Securities were not made in full compliance with the Securities Act, giving rise to rights of rescission for certain purchasers of the UBS Americas Subject Securities in an applicable transaction. As a result, UBS Group AG, UBS AG and UBS Americas Inc. has elected to make the UBS Americas Rescission Offer to those purchasers.

Each Rescission Offer is being made pursuant to a prospectus dated February 19, 2026, which forms a part of UBS Group AG’s, UBS AG’s and UBS Americas Inc.’s registration statement on Form F-3 (file number: 333-293403) filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 12, 2026 (each, a “Prospectus”), which can be accessed on the SEC’s website at www.sec.gov.

The terms of each Rescission Offer, including the eligibility requirements for eligible investors to accept such Rescission Offer, and the description of the rescission offer proceeds that are expected to be paid to eligible investors, are set forth in the applicable Prospectus.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
Name: David Kelly Title: Managing Director

By:	/s/ Ella Copetti-Campi
Name: Ella Copetti-Campi Title: Executive Director

UBS AG

By:	/s/ David Kelly
Name: David Kelly Title: Managing Director

By:	/s/ Ella Copetti-Campi
Name: Ella Copetti-Campi Title: Executive Director

Date: February 19, 2026